EXHIBIT 12

TRANE INC.

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Income (loss) from continuing operations before income taxes	$275.9	$(14.2)	$414.8	$543.6	$602.4
Equity in net (income) loss of associated companies net of dividends received	(6.0)	(7.1)	(10.4)	(9.1)	(10.1)
Amortization of capitalized interest	1.0	1.0	1.0	1.0	0.9
Interest expense	108.1	106.2	113.3	114.6	109.6
Rental expense factor	26.5	28.3	30.3	32.1	33.7

Earnings available for fixed charges	$405.5	$114.2	$549.0	$682.2	$736.5

Interest expense	$108.1	$106.2	$113.3	$114.6	$109.6
Capitalized interest	0.8	0.2	0.5	1.0	2.2
Rental expense factor	26.5	28.3	30.3	32.1	33.7

Fixed charges	$135.4	$134.7	$144.1	$147.7	$145.5

Ratio of earnings to fixed charges	3.0	0.8	3.8	4.6	5.1